Exhibit 99.1

Zymeworks Thanks Resigning Directors For Their Service

Vancouver, Canada (May 9, 2017) – Zymeworks Inc. (“Zymeworks”) (NYSE: ZYME; TSX: ZYME) a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics, initially focused on the treatment of cancer, wishes to publically acknowledge the contributions of the following directors who resigned from the Company’s board of director upon the completion of its initial public offering: Ms. Shermaine Tilley, Mr. Dion Madsen, and Mr. Kerry Blanchard.
“We would like to thank Shermaine, Dion, and Kerry for their years of invaluable service,” said Ali Tehrani, Ph.D., Zymeworks’ President & CEO. “Their insights have helped shape the company that Zymeworks is today, and each of their contributions will be felt for years to come. We wish them the best of luck in their future endeavours.”
Following the Company’s initial public offering, its board of directors is comprised of: Nick Bedford (Chair), Noel Hall, Kenneth Hillan, Hollings Renton, Ali Tehrani and Lota Zoth.

About Zymeworks

Zymeworks is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics, initially focused on the treatment of cancer. Zymeworks’ suite of complementary therapeutic platforms and its fully-integrated drug development engine provide the flexibility and compatibility to precisely engineer and develop highly-differentiated product candidates. Zymeworks’ lead product candidate, ZW25, is a novel bispecific antibody currently being evaluated in an adaptive Phase 1 clinical trial.  Zymeworks is also advancing a deep pipeline of preclinical product candidates and discovery-stage programs in immuno-oncology and other therapeutic areas. In addition to Zymeworks’ wholly-owned pipeline, its therapeutic platforms have been further leveraged through multiple strategic partnerships with global biopharmaceutical companies.
Contact:

Investor Inquiries:
David Matousek
Senior Manager, Investor Relations & Corporate Communications
(604) 678-1388
ir@zymeworks.com